UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PubMatic, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74467Q103

(CUSIP Number)

January 21, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)	☒ Rule 13d–1(c)	☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74467Q103	Page 2 of 13

(1) Names of reporting persons	CNH Capital Co., Ltd. (“CNH Capital”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	433,547
(7) Sole dispositive power	0
(8) Shared dispositive power	433,547
(9) Aggregate amount beneficially owned by each reporting person	433,547
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.06%*
(12) Type of reporting person (see instructions)	CO

* Based on 40,775,004 shares of PubMatic, Inc’s (the “Issuer”) Class A Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on March 1, 2022 (the “10-K”).

CUSIP No. 74467Q103	Page 3 of 13

(1) Names of reporting persons	CNH Hospitality Co., Ltd. (“CNH Hospitality”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	84,636
(7) Sole dispositive power	0
(8) Shared dispositive power	84,636
(9) Aggregate amount beneficially owned by each reporting person	84,636
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.21%*
(12) Type of reporting person (see instructions)	CO

*Based on 40,775,004 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2022, as in the 10-K.

CUSIP No. 74467Q103	Page 4 of 13

(1) Names of reporting persons	Premier Motors Co., Ltd. (“Premier Motors”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	32,900
(7) Sole dispositive power	0
(8) Shared dispositive power	32,900
(9) Aggregate amount beneficially owned by each reporting person	32,900
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.08%*
(12) Type of reporting person (see instructions)	CO

*Based on 40,775,004 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2022, as in the 10-K.

CUSIP No. 74467Q103	Page 5 of 13

(1) Names of reporting persons	CNH Co., Ltd. (“CNH”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	614,833, of which 433,547 are directly owned by CNH Capital, 84,636 are directly owned by CNH Hospitality, 32,900 are directly owned by Premier Motors, and 63,750 are directly owned by CNH
(7) Sole dispositive power	0
(8) Shared dispositive power	614,833, of which 433,547 are directly owned by CNH Capital, 84,636 are directly owned by CNH Hospitality, 32,900 are directly owned by Premier Motors, and 63,750 are directly owned by CNH
(9) Aggregate amount beneficially owned by each reporting person	614,833
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.51%*
(12) Type of reporting person (see instructions)	CO

*Based on 40,775,004 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2022, as in the 10-K.

CUSIP No. 74467Q103	Page 6 of 13

(1) Names of reporting persons	Granite Holdings Co., Ltd. (“Granite Holdings”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	659,323, of which 433,547 are directly owned by CNH Capital, 84,636 are directly owned by CNH Hospitality, 32,900 are directly owned by Premier Motors, 63,750 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings
(7) Sole dispositive power	0
(8) Shared dispositive power	659,323, of which 433,547 are directly owned by CNH Capital, 84,636 are directly owned by CNH Hospitality, 32,900 are directly owned by Premier Motors, 63,750 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings
(9) Aggregate amount beneficially owned by each reporting person	659,323
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.62%*
(12) Type of reporting person (see instructions)	CO

*Based on 40,775,004 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2022, as in the 10-K.

CUSIP No. 74467Q103	Page 7 of 13

(1) Names of reporting persons	Duk Ho Cho
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	1,034,688
(6) Shared voting power	659,323, of which 433,547 are directly owned by CNH Capital, 84,636 are directly owned by CNH Hospitality, 32,900 are directly owned by Premier Motors, 63,750 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings
(7) Sole dispositive power	1,034,688
(8) Shared dispositive power	659,323, of which 433,547 are directly owned by CNH Capital, 84,636 are directly owned by CNH Hospitality, 32,900 are directly owned by Premier Motors, 63,750 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings
(9) Aggregate amount beneficially owned by each reporting person	1,694,011
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.15%*
(12) Type of reporting person (see instructions)	IN

*Based on 40,775,004 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2022, as in the 10-K.

CUSIP No. 74467Q103	Page 8 of 13

SCHEDULE 13G

Explanatory Note

PubMatic, Inc. (the “Issuer”) has outstanding Class A common stock (the “Class A Common Stock”), which is entitled to one vote per share, and Class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which is entitled to 10 votes per share and is convertible into Class A Common Stock at the option of the holder. The Class A Common Stock and Class B Common Stock vote together as a single class.

The Reporting Persons acquired shares of Class A Common Stock in open market transactions. At all times, the Reporting Persons beneficially owned less than 5% of the outstanding Common Stock and less than 2% of the voting power of the outstanding Common Stock. Because of an error, the Reporting Persons calculated their beneficial ownership based on the total number of shares of Common Stock outstanding. The Reporting Persons beneficially owned more than 5% of the outstanding shares of Class A Common Stock for a period of time. Due to increases in the number of outstanding shares of Class A Common Stock, the Reporting Persons currently beneficially own less than 5% of the outstanding shares of Class A Common Stock.

On January 21, 2021, the Reporting Persons acquired beneficial ownership of more than 5% of the shares Class A Common Stock outstanding. As of that date, the Reporting Persons owned an aggregate of 340,000 shares of Class A Common Stock, which was approximately 5.01% of the shares of Class A Common Stock outstanding, assuming 6,785,000 shares of Class A Common Stock outstanding upon closing of the Company’s initial public offering as reported in the Company’s prospectus on filed with the Securities and Exchange Commission December 9, 2020 and the underwriters exercised their option to purchase additional shares as described therein in full.

On March 4, 2021, as a result of additional acquisitions of shares of Class A Common Stock, the Reporting Persons beneficially owned more 10% of the shares of Class A Common Stock outstanding. As of that date, the Reporting Persons owned an aggregate of 740,050 shares of Class A Common Stock which was approximately 10.82% of the shares of Class A Common Stock outstanding, assuming 6,837,031 shares of Class A Common Stock outstanding as reported in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2021.

On November 10, 2021, the Issuer filed a quarterly report on Form 10-Q with the Securities and Exchange Commission disclosing an increase in the number of shares of Class A Common Stock outstanding, which reduced the percentage of the class beneficially owned by the Reporting Persons to approximately 4.70%. As of that date, the Reporting Persons owned an aggregate of 1,293,710 shares of Class A Common Stock.

On November 29, 2021, the Reporting Persons acquired beneficial ownership of an aggregate of 19,865 shares of Class A Common Stock.  Following that acquisition, the Reporting Persons beneficially owned approximately 5.03% of the shares of Class A Common Stock outstanding, assuming 27,545,541 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

As of December 31, 2021, the Reporting Persons owned an aggregate of 1,414,463 shares of Class A Common Stock, which was approximately 5.13% of the shares of Class A Common Stock outstanding, assuming 27,545,541 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

On March 1, 2022, the Issuer filed a quarterly report on Form 10-Q disclosing an increase in the number of shares of Class A Common Stock outstanding, reducing the percentage of the class beneficially owned by the Reporting Persons to less than 5%.

CUSIP No. 74467Q103	Page 9 of 13

Item 1(a) Name of issuer:

PubMatic, Inc.

Item 1(b) Address of issuer's principal executive offices:

3 Lagoon Drive, Suite 180, Redwood City, CA 94065

2(a) Name of person filing:

This Schedule 13G is being filed by CNH Capital, CNH Hospitality, Premier Motors, CNH, Granite Holdings, and Duk Ho Cho. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

CNH is holding company of CNH Capital, CNH Hospitality, and Premier Motors, and CNH is owned by Granite Holdings. Duk Ho Cho is a majority shareholder of Granite Holdings and principal occupation of Duk Ho Cho is serving as a chairperson of CNH.

2(b) Address or principal business office or, if none, residence:

The principal business address of the Reporting Persons is 9F Golden Tower 511, Samseong-ro, Gangnam-gu, Seoul, Republic of Korea.

2(c) Citizenship:

Each of CNH Capital, CNH Hospitality, Premier Motors, CNH and Granite Holdings are organized under the laws of the Republic of Korea. Mr. Cho is a citizen of Republic of Korea.

2(d) Title of class of securities:

Class A Common Stock

2(e)

CUSIP No.:

74467Q103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

CUSIP No. 74467Q103	Page 10 of 13

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 74467Q103	Page 11 of 13

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2022

/s/ Duk Ho Cho
Duk Ho Cho

CNH Capital Co., Ltd.

By:	/s/ Woo Seob Kwak
Name: Woo Seob Kwak
Title: Chief Executive Officer

CNH Hospitality Co., Ltd.

By:	/s/ Yang Soo Kim
Name: Yang Soo Kim
Title: Chief Executive Officer

Premier Motors Co., Ltd.

By:	/s/ Gi Ho Kim
Name: Gi Ho Kim
Title: Chief Executive Officer

CNH Co., Ltd.

By:	/s/ Young Ki Lim
Name: Young Ki Lim
Title: Chief Executive Officer

CNH Co., Ltd.

By:	/s/ Yang Soo Kim
Name: Yang Soo Kim
Title: Chief Executive Officer

Granite Holdings Co., Ltd.

By:	/s/ Chun Ho Lee
Name: Chun Ho Lee
Title: Chief Executive Officer

CUSIP No. 74467Q103	Page 12 of 13

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

CUSIP No. 74467Q103	Page 13 of 13

Exhibit 1.

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto, and any other document relating thereto with respect to the shares of Class A Common Stock, par value $0.0001 per share, of Pubmatic, Inc. pursuant to and in accordance with the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 18, 2022.

/s/ Duk Ho Cho
Duk Ho Cho

CNH Capital Co., Ltd.

By:	/s/ Woo Seob Kwak
Name: Woo Seob Kwak
Title: Chief Executive Officer

CNH Hospitality Co., Ltd.

By:	/s/ Yang Soo Kim
Name: Yang Soo Kim
Title: Chief Executive Officer

Premier Motors Co., Ltd.

By:	/s/ Gi Ho Kim
Name: Gi Ho Kim
Title: Chief Executive Officer

CNH Co., Ltd.

By:	/s/ Young Ki Lim
Name: Young Ki Lim
Title: Chief Executive Officer

CNH Co., Ltd.

By:	/s/ Yang Soo Kim
Name: Yang Soo Kim
Title: Chief Executive Officer

Granite Holdings Co., Ltd.

By:	/s/ Chun Ho Lee
Name: Chun Ho Lee
Title: Chief Executive Officer